Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     ARC ENERGY TRUST PROVIDES UPDATE ON 2011 HEDGES

     CALGARY, Sept. 2 /CNW/ - (AET.UN and ARX - TSX) ARC Energy Trust (ARC)
has added additional price protection for 2011. Over the past month, ARC has reconfigured a three year natural gas hedge and used the proceeds to add to its 2011 hedge position. For 2011, ARC has 128 mmcf per day of natural gas hedged at Cdn$5.85 per mcf (AECO) and 15,000 barrels per day of oil hedged at an average floor price of US$83.43 per barrel ($87.58 Cdn). Other components of our hedging program will influence the proceeds received. For hedges placed in CDN$, the US$ average prices have been calculated based on a September 1st
Bank of Canada noon rate of 1.0497 CAD/USD. Full details on the hedges are provided on our website at www.arcenergytrust.com. Following the closing of the Storm Exploration Inc. (Storm) acquisition, ARC's current production is approximately 82,000 boe per day (32,000 barrels per day of liquids and 300 mmcf per day of natural gas). A summary of ARC's hedges for the remainder of
2010 and for 2011 is provided below.
     <<
     Liquids                     Q3 2010       Q4 2010          2011
     ----------------------------------------------------------------
     Oil (bbls/d)                 15,000        15,000        15,000
     Sold Call ($US/bbl)           92.00         92.00         90.10
     Bought Put ($US/bbl)          76.67         76.67         83.43
     Sold Put (partial volumes)    59.09         59.09         60.32
     ----------------------------------------------------------------
     ----------------------------------------------------------------
     Gas                         Q3 2010       Q4 2010          2011
     ----------------------------------------------------------------
     Gas (mcf/d)                  96,700        85,300       128,000
     Sold Call (AECO Cdn$ mcf)      5.85          5.85          5.85
     Bought Put (AECO Cdn$ mcf)     5.69          5.73          5.85
     Estimated NYMEX equivalent
      (US$mcf)                      6.14          6.18          6.30
     ----------------------------------------------------------------
     >>
     ARC Energy Trust is one of Canada's largest conventional oil and gas royalty trusts with a current enterprise value of approximately $6.5 billion.
ARC's current production is 82,000 barrels of oil equivalent per day from six core areas in western Canada. ARC Energy Trust units trade on the TSX under the symbol AET.UN and ARC Resources exchangeable shares trade under the symbol
ARX.

     Note: Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. In accordance with NI 51-101, a boe conversion ratio for natural gas of 6 mcf:1 bbl has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

     ADVISORY - In the interests of providing ARC unitholders and potential investors with information regarding ARC, including management's assessment of
ARC's future plans and operations, certain information contained in this document are forward-looking statements within the meaning of the "safe harbour" provisions of the United States Private Securities Litigation Reform
Act of 1995 and the Ontario Securities Commission. Forward-looking statements in this document include, but are not limited to, ARC's internal projections, expectations or beliefs concerning commodity prices and foreign exchange.
Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause ARC's actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements.
     <<
     ARC RESOURCES LTD.
     John P. Dielwart,
     Chief Executive Officer
     >>

     %SEDAR: 00015954E %CIK: 0001029509

     /For further information: about ARC Energy Trust, please visit our website www.arcenergytrust.com or contact: Investor Relations, E-mail:
ir(at)arcresources.com, Telephone: (403) 503-8600, Fax: (403) 509-6417, Toll Free
1-888-272-4900, ARC Resources Ltd., 1200, 308 - 4th Avenue S.W., Calgary, AB,
T2P 0H7/
     (AET.UN. ARX.)

CO:  ARC Energy Trust; ARC Resources Ltd.

CNW 16:35e 02-SEP-10